UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A.

Annual Calendar of Corporate Events - 2015

Information on the Company

Company Name	Banco Bradesco S.A.

Corporate Head Office Address	Núcleo Cidade de Deus, Vila Yara, Osasco, SP

Internet Address	www.bradesco.com.br

	name:	Luiz Carlos Angelotti
Investor Relations Officer	e-mail:	4000.diretoria@bradesco.com.br
	telephone number:	(55 11) 3681-4011
	fax:	(55 11) 3684.4630

	name:	Paulo Faustino da Costa
Investor Relations Contact	e-mail:	investidores@bradesco.com.br
	telephone number:	(55 11) 2178.6201
	fax:	(55 11) 2178.6215

Newspapers (and locality) in which	Diário Oficial do Estado de São Paulo and
corporate acts are published	Valor Econômico, both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the fiscal year ended on Dec. 31, 2014
Event		Date

Sending to BM&FBOVESPA (Securities, Commodities and Future Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Stock Exchange), LATIBEX (Latin-American Market) and making available to shareholders (Website).

Jan. 29, 2015
Publication		Feb. 4, 2015

Standard Financial Statements, related to the fiscal year ended on Dec. 31, 2014
Event		Date
Sending to BM&FBOVESPA, CVM and making available to shareholders (Website)		Jan. 29, 2015

Financial Statements in accordance with IFRS, related to the fiscal year ended on Dec. 31, 2014
Event		Date
Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)		Mar. 31, 2015

Jan. 9, 2015	./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2015

.2.

Form 20-F related to the fiscal year ended on Dec. 31, 2014
Event					Date
Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)					Apr. 30, 2015

Cash Proceeds in the allocation of results related to the fiscal year 2014
(at the Annual Shareholders` Meeting of 2015 the distributions already occurred will be ratified)
Cash Proceeds	Event/ Record Date	Amount in R$ (million)	Value in R$/Share	Common Shares	Preferred Shares	Payment Date
Monthly Interest on Shareholders’ Equity	1st business day of each month	994.7	Gross	0.018817992	0.020699791	1st business day of the following month
			Net	0.015995293	0.017594822
Dividends on Shareholders’ Equity - 1st half/2014	Special Meeting of the Board of Directors Jun. 24, 2014	829.0	Value in R$/Share	0.188201395	0.207021535	July 18, 2014
Complementary Meeting of Interest on Shareholders’ Equity of the year 2014	Special the Board of Directors Dec. 22, 2014	2,600.3	Gross	0.590325800	0.649358380	March 6, 2015
			Net	0.501776930	0.551954623

Reference Form related to the current fiscal year
Event					Date
Sending to BM&FBOVESPA, CVM and making available to shareholders (Website)					May 29, 2015

Financial Statements and Consolidated Financial Statements, related to the semester ended on June 30, 2015
Event					Date
Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)					July 30, 2015
Publication					Aug. 19, 2015

Jan. 9, 2015	./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2015

.3.

Disclosure of Results
Event	Date
Annual/2014	Jan. 29, 2015
Relating to 1st quarter /2015	Apr. 29, 2015
Relating to 2nd quarter /2015	July 30, 2015
Relating to 3rd quarter /2015	Oct. 29, 2015

Quarterly Report – ITR
Event	Date
Sending to BM&FBOVESPA, CVM and making available to shareholders (Website) Relating to 1st quarter /2015	Apr. 29, 2015
Relating to 2nd quarter /2015	July 30, 2015
Relating to 3rd quarter /2015	Oct. 29, 2015

Quarterly Consolidated Financial Statements in English
Event	Date
Sending to SEC, NYSE, LATIBEX and making available to shareholders (Website) Relating to 1st quarter /2015	Apr. 29, 2015
Relating to 2nd quarter /2015	July 30, 2015
Relating to 3rd quarter /2015	Oct. 29,2015

Quiet Period prior to the Disclosure of Results
Disclosure of Results	Date
Annual/2014	Jan. 14 to Jan. 28, 2015
Relating to 1st quarter /2015	Apr. 14 to Apr. 28, 2015
Relating to 2nd quarter /2015	July 15 to Jul. 29, 2015
Relating to 3rd quarter /2015	Oct. 14 to Oct. 28, 2015

Jan. 9, 2015	./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2015

.4.

Public Meeting with Analysts and Investors
Event: Public Meeting with Analysts and investors, open to other interested parties
Date / Time / Place
Feb. 5, 2015 (Thursday) - 6:30 p.m. - Brasília, DF (APIMEC) Hotel Royal Tulip Brasília Alvorada – Teatro Alvorada, SHTN, Trecho 1, Conjunto 1B, Bloco C, Asa Norte
Aug. 13, 2015 (Thursday) - 2 p.m. - São Paulo, SP (APIMEC)

Special and Annual Shareholders’ Meetings already established
Event		Date
Special and Annual Shareholders’ Meetings	Sending the Call Notices and the Board of Directors’ Proposals to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX, including information required by Instructions CVM # 480 and 481, as of Dec. 7, 2009 and Dec. 17, 2009.	Feb. 5, 2015
	Publication of Call Notices	Feb. 6, 10 and 11, 2015
	Date of the Special and Annual Shareholders’ Meetings to be held	Mar. 10, 2015
Sending the main resolutions of the Special and Annual Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
	Sending the Minutes of the Special and Annual Shareholders’ Meetings to BM&FBOVESPA and CVM	Mar. 19, 2015

Jan. 9, 2015	./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2015

.5.

Board of Directors/Board of Executive Officers’ Meetings already established
Event		Date
Intermediary Dividends or Interest on Shareholders’ Equity	Board of Executive Officers’ Meeting to resolve on proposal, to be submitted to the Board of Directors, for the payment of dividends and/or intermediary interest on shareholders’ equity	June 11, 2015
Sending the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
Sending the Minutes of the Board of Executive Officers’ Meeting to BMF&BOVESPA and CVM
	Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal	June 22, 2015
Sending the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
Sending the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM

Complementary Dividends or Interest on Shareholders’ Equity	Board of Executive Officers’ Meeting to resolve on proposal, to be submitted to the Board of Directors, for the payment of dividends and/or complementary interest on shareholders’ equity	Dec. 8, 2015
Sending the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
Sending the Minutes of the Board of Executive Officers’ Meeting to BMF&BOVESPA and CVM
	Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal	Dec. 21, 2015
Sending information on the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
Sending the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM

Jan. 9, 2015	./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2015

.6.

Notices to the Market regarding the Monthly Interest on Shareholders’ Equity in conformity with the System for Monthly Payment to Shareholders
Reference Month	Declaration Date and Record Date of Right	“Ex-Right” Date	Payment Date	Notice Date
January	Jan. 2, 2015	Jan. 5, 2015	Feb. 2, 2015	Dec. 18, 2014
February	Feb. 2, 2015	Feb. 3, 2015	Mar. 2, 2015	Jan. 16, 2015
March	Mar. 2, 2015	Mar. 3, 2015	Apr. 1, 2015	Feb. 13, 2015
April	Apr. 1, 2015	Apr. 2, 2015	May 4, 2015	Mar. 17, 2015
May	May 4, 2015	May 5, 2015	Jun. 1, 2015	Apr. 17, 2015
June	Jun. 1, 2015	Jun. 2, 2015	Jul. 1, 2015	May 15, 2015
July	Jul. 1, 2015	Jul. 2, 2015	Aug. 3, 2015	Jun. 16, 2015
August	Aug. 3, 2015	Aug. 4, 2015	Sep. 1, 2015	Jul. 17, 2015
September	Sep. 1, 2015	Sep. 2, 2015	Oct. 1, 2015	Aug. 17, 2015
October	Oct. 1, 2015	Oct. 2, 2015	Nov. 3, 2015	Sep. 16, 2015
November	Nov. 3, 2015	Nov. 4, 2015	Dec. 1, 2015	Oct. 19, 2015
December	Dec. 1, 2015	Dec. 2, 2015	Jan. 4, 2016	Nov. 16, 2015
Type of Share			Per Share
			Gross	Gross
Common Share			R$0.018817992	R$0.015995293
Preferred Share			R$0.020699791	R$0.017594822

Banco Bradesco S.A. Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer January 9, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 12, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.